Master Food Lab LLC



ANNUAL REPORT

7287 NW 78th Terrace

Medley, FL 33166

(305) 878-5601

www.masterfoodslab.com

This Annual Report is dated April 25, 2022.

BUSINESS

Master Foods Lab is a limited liability company organized under the laws of Florida and is a contract manufacturer providing the brands of tomorrow with clean label functional snacks. We specialize in Gluten-Free, Low Sugar, High Protein, Keto, and highly sought after snack categories. We pride ourselves on high-end quality recipes utilizing ingredients from reputable suppliers. The primary products that we manufacture are Brownies, Cookies, and Spreads. Based on discussions with current and potential customers, we believe our demand far outweighs our capacity. We are excited about providing the brands we all know and love with new innovation in 2022 and beyond. We have brands that have already received new product samples from us and approved the product to move forward. Our current customers are growing, taking up the majority of our current production capacity and we have weekly conversations with new brands wanting us to develop a product for them.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $297,900.00

Number of Securities Sold: 180,730

Use of proceeds: This initial friends & family round was used to establish production, launch the products publicly, and test the market demand. Within 6 mos we had more brands wanting to work with us than we could service, while receiving raving reviews from customers on our products, and ultimately proving the business model.

Date: January 01, 2021

Offering exemption relied upon: Friends & Family

Name: Membership Units

Type of security sold: Equity

Final amount sold: $112,000.00

Number of Securities Sold: 62,500

Use of proceeds: Operations and Equipment

Date: January 15, 2022

Offering exemption relied upon: Friends & Family

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2021 was a very successful year for the Company as we achieved sales of $709,021.05 while proving product-market acceptance. Secured intial customers, and established a customer pipeline across a diverse list of globally recognized nutrition brands. These sales were primarily driven by US-based companies across 2 key product categories (Cookies & Brownies). In 2022 we have added a third product (Spreads) to our offerings, increased our machinery, and on-boarding new customers.

Cost of sales

Cost of sales in 2021 were $771,239.74. This includes rent, utilities, raw materials, labor, licenses, packaging, gas, and freight. We have improved efficiencies and established better supplier relationships to decrease our cost of goods (raw materials) which will largely improve cost of sales in 2022. The other factors like rent, utilities, labor, gas, and freight will increase slightly as we continue to drive revenue leaving a better net margin for the business.

Gross margins

First year of business generated a loss of $ -421,365.20. Laying the groundwork, team, and machinery resulted in a loss for our first year in operation which we anticipated. In 2022 we aim to continuously invest in operations and equipment to increase our production capacity and continue to drive growth improving our gross margins.

Expenses

2021 primary expenses include contractors, supplies, equipment, maintenance, facility improvements, and operations. With a total of $330,922.59 in 2021 (not counting depreciation). With increased revenues and minimal increases in expenses, we aim to achieve a better overall bottom line for 2022.

Historical results and cash flows:

During our first year in operation we invested in machinery, R&D, personel, and raw materials. We established production and initial customers. Sparked interest in the industry as the manufacturer to go to when looking to add a healthy snack to their lineup. 2021 proved to be a difficult year for raw material suppliers, with increased pricing, shortages, and freight issues. While this was difficult, we have established strong relationships even during a rocky year for the manufacturing industry with increased demands and material shortages.

Going into 2022 with a strong foundation, improved market conditions, and a diverse customer base will help us find new growth opportunities and scale properly.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $40,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Alfaro

Michael Alfaro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 01, 2021 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations. Currently does not take a salary. The company plans to provide Michael Alfaro a salary when the company company completes a successful equity raise, has revenue of over $100k a month and output surpasses 7,500 units per day.

Other business experience in the past three years:

Employer: Rhinoco Fitness

Title: Co-CEO

Dates of Service: November 10, 2010 - October 01, 2019

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units

Member Name: Michael Alfaro

Amount and nature of Beneficial ownership: 835,700

Percent of class: 83.57

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Units.

Common Units

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per 1 Unit. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.

Tag-Along Rights.

If at any time one or more of the Common Members shall propose to sell, or to cause the sale of, Common Interests to one or more Persons that is neither the Company nor an Affiliate of the Company, which sale is approved in principle by the Manager, the would-be transferor(s) (the

"Transferor(s)") shall provide written notice of such proposed sale to the other Common Members (the "Tag-Along Remaining Members"), which notice shall include a description of the material economic terms of such proposed sale (the "Sale Notice"), which Sale Notice shall be given no less than twenty (20) days prior to the date of such proposed sale. Each of the Tag-Along Remaining Members shall have the option, exercisable only by notice given within ten (10) days after the Sale Notice is given to the Transferor(s) (the "Tag-Along Notice"), to require the Transferor(s), if the proposed sale is consummated, to arrange for the proposed purchaser(s) to purchase the same percentage of all the Common Interests then owned by such of the Tag-Along Remaining Member(s) as shall timely provide such Tag-Along Notice as the aggregate number of Common Units which are to be sold pursuant to such proposed sale by the Transferor(s) bears to the total number of Common Units then owned by the Transferor(s). (See exhibit F for details)

Drag-Along.

(a) In the event that a proposed sale of all of the Common Units then owned by Members representing a Simple Majority of the then outstanding Common Interests in a bona fide arm's length transaction to a Person that is not an Affiliate of the Company (a "Company Sale") is approved in principle by the Manager, the Company (acting at the direction of the Manager) or the Simple Majority (the "Drag-Along Selling Members") shall have the right to cause the remaining Members (collectively, the "Drag-Along Remaining Members") to sell to the acquirer in such Company Sale all, but not less than all, of the Membership Interests then held by each of Drag-Along Remaining Members and/or to otherwise approve such Company Sale, and each of the DragAlong Remaining Members hereby so agrees to sell such Drag-Along Remaining Member's Membership Interests and/or approve such Company Sale in accordance with the provisions of Section 6.4 of the Amended and Restated Operating Agreement of Master Food Lab LLC. (See exhibit F for details)

Liquidation Rights. Upon dissolution of the Company (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

(a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to any Person and expenses of liquidation in the order of priority provided by law;

(b) next, the Company will establish any reserves which the Members shall deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, from time to time, at such time(s) as the Members shall deem advisable, all or a portion of the balance of any such reserves not used to cover the aforesaid contingencies may be paid or distributed as provided in Section 5.3(c) below, it being agreed that all or a portion of such reserves may, at the election of the Members, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; and

(c) then the Company will pay the balance, if any, of such assets to the Members in accordance with the provisions of Section 4.8(b)(ii) hereof. Except as otherwise expressly provided herein, no Member shall have any rights or claims against the Company or any other Member with respect to the respective Capital Accounts of the Members.

Restriction on Transfer.

Holders of Units may not transfer their Units (some exceptions apply) without the approval of a majority of Unitholders. (See exhibit F for details).

Participation Rights.

Certain holders of Units (Members who hold "Senior Equity Interests" as defined in the Amended and Restated Operating Agreement of Master Food Lab LLC) have the right to participate in securities offerings made by the Company (this right was waived with respect to this regulation crowdfunding offering by such holders). (Please see exhibit F for details)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. We will execute at the highest degree with integrity but can make no guarantees on future growth. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are constantly spending time and resources in research and development for new innovative products. Delays or cost overruns in the development of new innovations and failure of the product to meet our/market expectations may be caused by, among other things, unanticipated recipe hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our results of new product development.

Minority Holder; Securities with Voting Rights

The Membership Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased production output and new customers our products will be able to gain traction in the marketplace at a fast rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Master Foods Lab was formed on 01/01/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any units once our directors determine that we are financially able to do so. Master Foods Lab has incurred a net loss and has had limited but growing revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the units.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in production, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may adjust the product to meet regulations or no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including raw materials, manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Master Food Lab LLC

By   /s/ *Michael Alfaro*

　　　Name: Master Food Lab LLC

　　　Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Master Food Lab, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Master Food Lab, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 4, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,631
Inventory	56,201
Total Current Assets	58,832
Non-current Assets	
Equipment, Furniture, and Building Improvements, net of Accumulated Depreciation	247,477
Security Deposit	7,760
Utility Deposits	1,954
Total Non-Current Assets	257,191
TOTAL ASSETS	316,022
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Deferred Revenue	32,400
Total Current Liabilities	32,400
TOTAL LIABILITIES	32,400
EQUITY	
Member's Capital	704,988
Accumulated Deficit	(421,365)
Total Equity	283,622
TOTAL LIABILITIES AND EQUITY	316,022

Statement of Operations

	Year Ended December 31, 2021
Revenue	709,021
Cost of Revenue	771,240
Gross Profit	(62,219)
Operating Expenses	
Advertising and Marketing	2,313
General and Administrative	317,208
Research and Development	10,902
Other	-
Depreciation	28,224
Total Operating Expenses	358,647
Operating Income (loss)	(420,865)
Other Expense	
Interest Expense	-
Other	500
Total Other Expense	500
Provision for Income Tax	-
Net Income (loss)	(421,365)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(421,365)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	28,224
Amortization	-
Accounts Payable	-
Inventory	(56,201)
Security Deposit	(7,760)
Utility Deposits	(1,954)
Deferred Revenue	32,400
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(5,291)
Net Cash provided by (used in) Operating Activities	(426,656)
FINANCING ACTIVITIES	
Capital Contributions	429,288
Net Cash provided by (used in) Financing Activities	429,288
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,631
Cash at end of period	2,631
SUPPLEMENTAL CASH FLOW INFORMATION	
Noncash financing activity:	
Equipment provided as Capital Contribution	275,700

Statement of Changes in Member Equity

	Common Units		Accumulated Deficit	Total Member Equity
	# of Units	$ Amount		
Beginning Balance 1/1/2021 (inception)	-	-	-	-
Capital Contributions	523,770	429,288	-	429,288
Noncash Capital Contributions	476,230	275,700	-	275,700
Net Income (Loss)	-	-	(421,365)	(421,365)
Ending Balance 12/31/2021	1,000,000	704,988	(421,365)	283,622

Master Food Lab, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Master Food Lab, LLC ("the Company") was formed in Florida on January 1st, 2021. The Company is a contract manufacturer for functional better-for-you snacks. The Company earns revenue by selling cookies, brownies, spreads, and more to established and up-and-coming nutrition brands. From the formulation of the recipe to the packaging, Master Food Lab is a one stop shop for brands to bring their better-for-you snack idea to market. The Company is located in Miami, FL. The Company's customers will be located all over the world with a primary focus on US based brands.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of baked goods to nutrition brands. Payments are generally collected 50% upfront as deposits with the remaining 50% due prior to delivery of goods. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. As of December 31, 2021, the Company had deferred revenues of $32,400 for future orders where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	3-7	236,028	26,941	-	209,087
Furniture	7	17,593	209	-	17,384
Building Improvements	12	22,079	1,073	-	21,006
Grand Total	**-**	**275,700**	**28,224**	**-**	**247,477**

*All equipment has been contributed as a Noncash Capital Contribution in exchange for 476,230 Common Units.

Inventory

The Company's inventory consists of ingredients. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of the Company's inventory was $56,201 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

Common Unitholders shall have the right to vote. 1,000,000 Common Units were issued and outstanding as of December 31, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 4, 2022, the date these financial statements were available to be issued.

The Company raised an additional $112,000 from one of its current members in exchange for 62,500 Common Units.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Michael Alfaro, Principal Executive Officer of Master Food Lab LLC, hereby certify that the financial statements of Master Food Lab LLC included in this Report are true and complete in all material respects.

Michael Alfaro

CEO